Exhibit 99.1

Robo.ai Announces October Revenue of Over US$100 Million

Reiterates Full-Year 2026 Revenue Outlook of Approximately US$600 Million

Appoints Ralf R. Debbas as President; Advances Industrial and AI Initiatives

DUBAI, UAE, Nov. 9, 2026 -- Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), a UAE-based, Nasdaq-listed technology company, today announced preliminary, unaudited total revenue of over US$100 million for October 2026, primarily driven by its subsidiary Quantum Core Capital Limited (“QC Capital”). The Company reiterated its expectation of approximately US$600 million in total revenue for the full year 2026.

Since its September update, the Company has appointed W Motors founder Ralf R. Debbas as President. Its industrial subsidiary ALIF Holding has announced plans to establish a composites manufacturing business, ALIF Composites, and has presented an integrated oil spill response system concept. The Company’s subsidiary Neurovia AI, which has launched its NeuroStream™ platform and completed a live technical demonstration, presented the technology at the 3rd Government AI Summit in Abu Dhabi.

QC Capital Revenue Contributions Support Full-Year Outlook

Unaudited total revenue exceeded US$100 million in October, the second consecutive month above that level. As previously disclosed, QC Capital, through its operating businesses, manages operations and delivery for enterprise customers and charges for each delivery order once it is completed and accepted. Since its acquisition by the Company on June 15, 2026, QC Capital has maintained stable operations and service delivery while consistently contributing revenue.

The Company believes this performance reflects smooth integration and provides a foundation for further development. Revenue alone is not indicative of the Company’s profitability or operating cash flow. The full-year outlook reflects management’s current estimates and is subject to change.

President to Lead Industrial Strategy and Partnerships

On November 2, 2026, the Company appointed Ralf R. Debbas as President, effective immediately. In this role, Mr. Debbas will drive Robo.ai’s industrial strategy and international partnerships and coordinate across its portfolio companies, with a focus on developing its artificial intelligence and advanced manufacturing operations.

Mr. Debbas founded W Motors in 2012 and later led its expansion into an integrated automotive company spanning design, research and development, engineering, and manufacturing. He also led the development of an integrated automotive manufacturing facility in Dubai and spearheaded the GHIATH smart patrol vehicle program with the Dubai Police, bringing the vehicle into local production and delivery. Mr. Debbas plans to engage more directly with shareholders and investors through video updates on the Company’s business progress and milestones.

ALIF Holding Plans Composites Manufacturing and Oil Spill Response Business

On October 12, 2026, the Company announced that its majority-owned subsidiary ALIF Holding plans to establish ALIF Composites in the UAE and will hold a majority stake in the new company. Production is targeted to begin in the fourth quarter of 2026, with a target annual manufacturing capacity of 10 million square meters of composite raw materials for 2027. ALIF Composites plans to operate at the ALIF Holding Group Industrial Park in Umm Al Quwain, where Phase I broke ground on September 25, 2026. Its planned portfolio includes carbon fiber composites, prepregs, custom components, and engineering services for marine, mobility, energy, and industrial customers. The capacity target represents planned annual manufacturing capability and does not constitute a commitment to 2027 production, sales, or revenue.

On October 8, 2026, ALIF Holding presented an integrated oil spill response system concept for its proposed ALIF Maritec venture, which is expected to be the first project to occupy Phase I of the industrial park. Designed for ports, oil and gas terminals, offshore facilities, shipyards, and coastal industrial sites, the proposed system would connect spill monitoring, containment, recovery, and post-incident assessment, supported by engineering, training, and maintenance services. ALIF Holding plans to evaluate pilot opportunities for the system in the UAE. Both initiatives remain subject to site and partner arrangements, technical validation, funding, permits, and other approvals.

Neurovia AI Presents NeuroStream™ at Government AI Summit

On November 3, 2026, Neurovia AI, a subsidiary of the Company, participated as the Official Government AI Partner at the 3rd Government AI Summit in Abu Dhabi, where it presented NeuroStream™, its intelligent visual data optimization platform designed to reduce the volume of visual data transmitted, processed and stored for AI applications. Neurovia AI is pursuing a use-case-driven approach focusing on technical validation and integration with government, smart infrastructure, and enterprise environments.

Strategic Transformation Moves Toward Delivery

“QC Capital continues to deliver steady revenue, giving us a solid base as we build out our industrial and AI businesses,” said Benjamin Zhai, Chief Executive Officer of Robo.ai. “Our focus now is on turning plans into delivery. Ralf has taken industrial products in the UAE from design to local production, and that is the experience we need as ALIF Holding and Neurovia AI move from concept and validation toward delivery. We are confident in our direction and will stay focused on building a stronger operating base, putting our technology to work in industry and creating long-term value for shareholders.”

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, ALIF Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including: statements regarding the Company’s unaudited October 2026 revenue and full-year 2026 revenue outlook; acquisition integration; the President’s role; the proposed formation, targeted production, and 2027 capacity of ALIF Composites; the phased development of the ALIF Holding Group Industrial Park; the proposed establishment and occupancy of ALIF Maritec and its proposed oil spill response system; the development and commercialization of NeuroStream™; product development; local manufacturing and delivery capabilities; and anticipated strategic benefits. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements.These statements are based on management’s current expectations, estimates, and assumptions. The unaudited October revenue information and the revenue outlook are preliminary, are based on management’s current estimates, are subject to change, and are not guarantees of future results. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contacts

Investor Relations: ir@roboai.group
Media: pr@roboai.group
Website: www.roboai.group